                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             Amended and Restated

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        Horizon Group Properties, Inc.
                        ------------------------------
                               (Name of Issuer)

                    Common Shares, par value $.01 per share
                    ---------------------------------------
                        (Title and Class of Securities)

                                   44041U102
                                   ---------
                                (CUSIP Number)

                               Thomas G. Berlin
                               37500 Eagle Road
                         Willoughby Hills, Ohio 44094
                                 440-951-2655
                                 ------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 24, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 9 Pages)

CUSIP NO. 460499106                   13D               Page 2 of 9 Pages
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas G. Berlin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          131,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             81,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          131,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          81,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      213,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460499106                   13D               Page 3 of 9 Pages
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Berlin Capital Growth, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             81,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          81,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 460499106                   13D               Page 4 of 9 Pages
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Berlin Financial, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             81,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          81,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amended and Restated Schedule 13D (this "Amended and Restated Schedule 13D") is hereby filed to amend, supplement and restate information with respect to beneficial ownership of Common Shares, par value $.01 per share, of Horizon Group Properties, Inc. that appeared in the Schedule 13D filed by Thomas G. Berlin, one of the Reporting Persons (as defined in Item 2 below) on September 1, 2000 (the "Initial Filing"). This Amended and Restated Schedule 13D is filed in order to provide certain information with respect to Berlin Capital Growth, L.P. and Berlin Financial, Ltd. (together, the "New Reporting Persons"). All references to Reporting Persons shall include the New Reporting Persons.

          Security and Issuer.  The name of the issuer is Horizon Group
          -------------------
Properties, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601. The title of the securities to which this Statement relates is the Issuer's Common Shares, par value $.01 per share (the "Shares").

Item 2.  Identity and Background.


     (a) - (c) Pursuant to the rules and regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Amended and Restated Schedule 13D is filed on behalf of the individual, limited partnership and limited liability company (the "Reporting Persons") described below. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

          The names, residence address and present principal occupation or employment for the individual Reporting Person and the name, principal business and address of the limited partnership and limited liability company are as follows:

          Thomas G. Berlin.  Mr. Berlin's ("TGB") resident address is 37500
          ----------------
Eagle Road, Willoughby Hills, Ohio 44094. TGB is the sole member of Berlin Financial, Ltd. ("BFL"), a registered investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). BFL's address is 23811 Chagrin Blvd., Suite 275, Beachwood, Ohio 44122.

          Berlin Financial, Ltd.  BFL, an Ohio limited liability company, is a
          ---------------------
registered investment adviser under the Advisers Act. BFL's address is 23811 Chagrin Blvd., Suite 275, Beachwood, Ohio 44122.

          Berlin Capital Growth, L.P.  BCG, an Ohio limited partnership, is
          --------------------------
primarily engaged in the business of investing and reinvesting in securities. BCG's address is 23811 Chagrin Blvd., Suite 275, Beachwood, Ohio 44122. BFL is the sole general partner of BCG. TGB, BCG and BFL are collectively referred to as the "Reporting Persons".

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

     (f) TGB is a United Stated citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     TGB purchased the TGB Shares (as defined in Item 5) with personal funds on his own behalf. TGB purchased the BCG Shares (as defined in Item 5) on behalf of BCG in his capacity as the sole member of BFL, the general partner of BCG, with funds BCG received in connection with the sale of limited partnership interests in transactions except from the registration requirements of the Securities Act of 1933 under Rule 506.

Item 4.  Purpose of Transaction.

     (a)-(j) TGB purchased the TGB Shares solely for investment purposes. TGB purchased the BCG Shares in his capacity as the sole member of BFL, the general partner of BCG, solely for investment purposes for the benefit of the limited partners of BCG.

          The Reporting Persons do not have any present plan or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation of a registered national securities association; (i) a class of equity securities of the issuer became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of these enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) Although real Reporting Person disclaims beneficial ownership of any Shares beneficially owned by each other Reporting Person, pursuant to the rules and regulations of the Exchange Act, the Reporting Persons may be deemed to own 213,100 Shares which represents 7.4% of the outstanding Shares.

          Each person named in response to Item 2 has sole or shared power to vote or to direct the vote and sole or share power to dispose or to direct the disposition of Shares as follows:

          Although BCG holds 81,600 Shares ("Partnership Shares"), it does not have any power to vote or dispose of the Shares. Voting control of the Shares is held by BFL, as general partner of BCG, and the power to dispose of the Partnership Shares is held by BFL, as general partner of BCG.

          BFL, the general partner of BCG, has the sole power to vote the 81,600 Shares held by BCG and has sole power to dispose of the 81,600 Shares, which represent approximately 2.8% of the outstanding Shares. TGB is the sole member of BFL.

          TGB has the sole power to vote and to dispose of 131,500 Shares (the "Individual Shares") which represent 4.6% of the outstanding Shares. In addition, TGB is the sole member of BFL, the general partner of BCG, TGB has the power to vote 81,600 shares held by BCG and has sole power to dispose of 81,600 Shares, which represent approximately 2.8% of the outstanding Shares.

     (c) On the following dates, TGB purchased the following number of Shares for the per Share price set forth below. Each such purchase was made solely for investment purposes by TGB, was purchased through a customary broker transaction and is included in the Individual Shares.

           Date         Number of Shares  Per Share Purchase Price
    ------------------  ----------------  ------------------------
    August 16, 2000             4,500               $3.3125
    August 16, 2000             4,500               $3.3750
    August  24, 2000           40,500               $3.0628
    October 16, 2000            5,000               $4.0625
    October 26, 2000            3,000               $3.8750
    October 31, 2000            2,000               $3.8750
    November 3, 2000            5,000               $3.6250

On the following dates, TGB, in his capacity as the sole member of BFL, the general partner of BCG, purchased the following number of Shares for the Share price set forth below. Each such purchase was made by TGB as sole member of BFL, the general partner of BCG, on behalf of BCG, solely for investment purposes, was purchased through a customary broker transaction and is included in the Partnership Shares.

          Date             Number of Shares  Per Share Purchase Price
 ------------------------  ----------------  ------------------------
     June 30, 2000               4,500               $3.3225
     July 24, 2000               3,500               $3.3750
     July 25, 2000                 300               $3.3750
     July 28, 2000                 700               $3.3750
     August 1, 2000              1,500               $3.5000
     August 7, 2000              1,500               $3.3750
     August 8, 2000                500               $3.3750
     August 10, 2000             4,000               $3.3750
     August 23, 000                300               $3.1250
     August 24, 2000             4,200               $3.1250
     August 24, 2000            25,000               $3.0631
     November 1, 2000            5,000               $3.8125
     November 1, 2000            5,000               $3.8125
     November 2, 2000            5,000               $3.7500
     November 7, 2000            3,400               $3.5625
     November 9, 2000            1,600               $3.5625
     November 13, 2000           5,000               $3.5000
     November 14, 2000           5,000               $3.5000
     November 16, 2000           1,500               $3.3750

     (d) Each of TGB (in his capacity as the sole member of the general partner of BCG) and BFL (as the general partner of BCG) has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. However, each of TGB and BFL disclaim beneficial ownership to the Partnership Shares and this Statement shall not be construed as an admission that either of TGB or BFL is the beneficial owner of any securities covered by this Statement.

     (e)  Not applicable.

"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." is hereby deleted in its entirety and replaced by the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Agreement of Limited Partnership of BCG, BFL, as the sole general partner of BCG, has the sole power to dispose of and vote or exercise all rights with respect to securities held on behalf of and in the name of BCG, including the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. Pursuant to the Operating Agreement of BFL, TGB, as the sole member, has the sole power to dispose of and vote or exercise all rights with respect to securities held on behalf of or in the name of BFL, including the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. Therefore, TGB, as the sole member of BFL, the general partner of BCG, indirectly has the power to dispose of and to vote the Partnership Shares. However, each of TGB and BFL disclaim beneficial ownership of the Partnership Shares and neither this Amended and Restated Schedule 13D nor the statements made herein shall be construed as an admission that either of TGB or BFL is the beneficial owner of any securities covered by this Amended and Restated Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2000

                             /s/ Thomas G. Berlin
                             -----------------------------------
                             Thomas G. Berlin


                             BERLIN CAPITAL GROWTH, L.P.
                             By: Berlin Financial, Ltd., its General Partner

                         By: /s/ Thomas G. Berlin
                             --------------------------------
                             Thomas G. Berlin, Sole Member

                             BERLIN FINANCIAL, LTD.

                         By: /s/ Thomas G. Berlin
                             --------------------------------
                             Thomas G. Berlin, Sole Member